ANNEX A

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)		Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
INEOS	49,880,646		56.23%	0	49,880,646	0	49,880,646
James A. Ratcliffe	0	(3)	0	0	0	0	0
Trawlers	0		0	0	0	0	0

(1)	INEOS is the record holder of 33,692,463 Class B ordinary shares, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder.
(2)	Based on 55,016,448 Class A ordinary shares outstanding as of the close of business on August 16, 2024, and assumes conversion of the Class B ordinary shares held by the Reporting Persons.
(3)	James A. Ratcliffe, Andy Currie and John Reece collectively have voting and investment power over the Ordinary Shares held by INEOS. James A. Ratcliffe, Andy Currie and John Reece each disclaim beneficial ownership over the Ordinary Shares held by INEOS and neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by James A. Ratcliffe, Andy Currie and John Reece that they are the beneficial owners of any of the Class A ordinary shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.